American Tax Credit Properties II L.P.
340 Pemberwick Road
Greenwich, CT 06831

March 20, 2009

Ms. Cicely LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549

Re:	American Tax Credit Properties II L.P. (the “Company”)
File No. 000-18405
Form 10-K for the year ended March 30, 2008
Form 10-Q for the quarter ended September 29, 2008

Dear Ms. LaMothe:

In response to your letter dated February 10, 2009 to Mr. Neal Ludeke, former Chief Financial Officer of Richman Tax Credit Properties II L.P. (the “General Partner”), we provide the following explanations and responses to the comments of the Staff of the Division of Corporation Finance with respect to the filings referenced above.  In an effort to better explain the full context of the matter, we have included a description of the Company’s business along with the comments of the Staff and the Company’s response to those comments.  For your convenience, the Staff’s comments have been presented herein in bold, followed by the Company’s responses.

Tax Credit Business Summary

General

The business of the Company is in one industry segment, the acquisition of limited partner interests in operating limited partnerships (the “Local Partnerships”), each of which owns and operates an apartment complex (each, a “Property” and collectively, the “Properties”) eligible for Low-Income Housing Tax Credits (the “Tax Credits”) under Section 42 of the Internal Revenue Code (“Section 42”).  Pursuant to Section 42, the Tax Credits are allocated over a ten year period.  The Company must hold its investment in the Local Partnership, and the Local Partnership must satisfy certain requirements, for each of fifteen years following the commencement of the Tax Credits on a Property in order to avoid any recapture of Tax Credits.  At the end of such fifteen year period (the “Compliance Period”), the stated intent of the Company is to sell or otherwise dispose of the limited partner interest in the Local Partnership that owns the Property.  This may be accomplished through the sale of the limited partner interest by the Company or the sale by the Local Partnership of the Property that it owns and the liquidation of the Local Partnership.  Upon disposition of the last of its limited partner interests, the Company intends to liquidate.

The Company is in the very latter stages of its intended life cycle.   The primary benefit to the Company’s investors, the Tax Credits, has been allocated, and ALL of the Local Partnerships reached the end of their respective Compliance Periods as of December 31, 2006.  The Company has instructed the Local Partnerships to sell their respective Properties, which the Company intends will result in a termination of the Company’s interests in the Local Partnerships and ultimately in the liquidation of the Company.  In certain instances, however, the Company may exit a Local Partnership investment by selling its limited partner interest.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

Value to Investors

From an investor’s perspective, the value of an investment in the Company is derived primarily from the Tax Credits.  The Company has NEVER made any cash distributions to its investors.  Certain investors may also be able to utilize passive losses generated by the Local Partnerships.  Theoretically, investors may also benefit from proceeds of disposition of the Company’s limited partner interest in the Local Partnerships.  As a practical matter, these proceeds are expected to be minimal, as discussed below.

An investor initially paid $1,000 per limited partnership interest unit (“Unit”) approximately twenty years ago.  Over those twenty years, the investor received an annual Schedule K-1 (Form 1065) reflecting—

•
Tax Credits, available for use as a dollar-for-dollar reduction of the investor’s tax liability, totaling approximately $1,494 per Unit over the ten-year tax credit period, for an internal rate of return of approximately 7.8%; and

•	pass-through losses totaling approximately $1,406 per Unit through 2007, which are deductible only to the extent of the investor’s passive income.

Some investors may have been able to utilize the passive losses, but many presumably cannot.  Investors will continue to receive annual K-1’s reflecting any passive losses until the Company is liquidated.

Since all of the Tax Credits have been allocated, investors are believed to be desirous of the Company being liquidated so that they can receive their final K-1, otherwise conclude their investment in the Company and terminate the accompanying annual tax reporting burden.  A final K-1 will trigger an investor’s ability to recognize any unused passive losses that have accumulated over the years.  An investor who has not been able to utilize the passive losses on an annual basis therefore has an added financial incentive for the Company to wind down its operations and liquidate.

As the Company disposes of its investment in the Local Partnerships, any net proceeds arising from such sales or dispositions, after the payment of the Company’s outstanding liabilities, would potentially be available for distribution to the investors as a return of their original capital.  However, consistent with the purpose and structure of the investee Local Partnerships, as discussed under “Accounting for Limited Partnership Interests” below, the residual value of the limited partner interest in the Local Partnerships is typically low and the market of interested buyers of the Properties or the corresponding limited partner interests is limited.  Some of the factors which negatively impact the marketability of the Properties, or equivalently, the limited partnership interests in the Local Partnerships, include—

•	requirements by government agencies that the Local Partnerships must continue to maintain the Properties in the low-income housing program (so-called “extended use provisions”); and

•
the substantial remaining mortgage balances on the Properties, which are typically very near the initial balances as a result of the heavily subsidized debt of the Local Partnership and the lengthy (usually near 40 year) amortization period of the debt.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

It is generally expected, therefore, that the net proceeds of sale of a Property by the Local Partnership, after repayment of any outstanding debt and other liabilities, are not likely to be significant.

Moreover, a large percentage of the net proceeds from the sale of a Property by a Local Partnership is generally payable to its general partner in the form of deferred fees.  This means that there will be little proceeds, if any, upon a sale of a Property that will be available for distribution by the Local Partnership to the Company.  Equivalently, it means that the value to a buyer of the Company’s limited partner interest in the Local Partnership is likely to be significantly attenuated, even where there may exist a market for the sale of the Property.

All this was previewed with investors when they were first offered an interest in the Company.  For example, the prospectus for the Units disclosed the following about the objectives of the Company:

“The principal investment objectives of the Partnership are to:

1.           Provide Limited Partners with Low-Income Credits (and, to a lesser extent, Rehabilitation Credits) that they may use to offset their federal income tax liability;

2.           Allocate passive losses to individual Limited Partners to offset passive income that they may realize from rental real estate investments and other passive activities (other than publicly-traded partnerships), and allocate passive losses to corporate Limited Partners to offset active business income;

3.           Preserve and protect that Partnership’s capital;

4. Provide to the Limited Partners, to the extent feasible, distributions of cash, if any, from the operations of the Properties (current taxes on which are expected to be substantially tax deferred); and

5. Provide to the Limited Partners, to the extent feasible, distributions of cash, if any, from Sale or Refinancing Proceeds upon the disposition or refinancing of the Properties, including amounts attributable to capital appreciation.”

(Prospectus of American Tax Credit Properties II L.P., dated May 10, 1989, at page 6)  While distributions were nominally included in the list of the Company’s objectives, investors were effectively cautioned against expectations that there would be any.  The experience of the Company after almost 20 years of operation has borne out the accuracy of the prospectus disclosure.

Since an investor in the Company has little prospect of realizing any material cash distributions from the Company as it liquidates its investment in the Local Partnerships—and irrespective of what now happens at the Local Partnership level as the investor’s Tax Credits are free from recapture risk—the investor does not have a material interest in the operation of the Properties indirectly owned by the Company through the Local Partnerships.  Even a total loss of value in the Properties would have little effect on the investor’s return on investment.  Conversely, even if the Properties continue to perform according to expectation, as they had during the Compliance Period, the performance is not likely to inure in any material respect to the benefit of the investor.  Accordingly, information such as occupancy levels and average rental income per unit, typically of importance to real estate investors, do not provide a meaningful mix of data to the Company’s investors.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

Investors should be legitimately interested in the status of efforts to dispose of the Company’s Local Partnership investments so that the Company can be liquidated, remaining passive losses can be realized and the accompanying tax reporting burden of an investment in the Company can be eliminated.  Information on these efforts has been and will continue to be provided to investors until the Company is finally liquidated.

Accounting for the Limited Partner Interests

The Company accounts for its investment in Local Partnerships in accordance with GAAP under the equity method of accounting.  The capital contributions paid to the Local Partnerships were recorded on the books of the Company in the Investment in Local Partnerships balance.  The Local Partnerships were not structured or initially capitalized to produce significant residual or free cash flow after payment of their annual expenses and debt service.  Rental income (rents charged on a unit by unit basis) is restricted in accordance with Internal Revenue Service regulations and in many cases subsidized by government agencies.  Had the Local Partnerships been structured or initially capitalized in such a manner to produce significant free cash flow, then subsidies in the form of Tax Credits and rental assistance by government agencies would not have been awarded.

The Local Partnerships are essentially cash flow neutral, and the non-cash elements of book depreciation expense and interest incurred on non-mandatory debt results in the Local Partnerships reporting net losses for book purposes on an annual basis.  Accordingly, the Company typically records annual losses from the Local Partnerships.  Through application of the equity method by the Company, these net losses reduce the investment balance on the books of the Company on an annual basis.

For the great majority of the investee Local Partnerships, the application of the equity method results in the book value of the Company’s investment in the Limited Partnership approaching zero in the latter portion of the Compliance Period.  The Company is invested in one Local Partnership that still has a material positive equity method investment balance.  This positive investment balance results from a combination of the net operating income and debt structure of that Local Partnership.  With the continuing annual decrease in the remaining equity method investment balances occurring for the Company’s Local Partnership portfolio as a whole, this one investee Local Partnership has an equity method balance on the Company’s books that exceeds 20% of the total assets of the Company.  However, there is nothing unique to this particular investee Local Partnership that makes it more valuable or significant to the Company than the other Local Partnerships that have a zero equity method investment balance.

Allocation of Tax Credits to the Company’s investors has no impact at all on the recorded investment balance of the Local Partnerships on the books of the Company.   The accounting treatment and primary return on investment are therefore essentially unconnected.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

Form 10-K for the year ended March 30, 2008

Cover Page of Registration Statement

1.
We note that you have incorporated certain disclosure by reference.  Please file all relevant pages from your prospectus or post-effective amendments as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act.

The Company’s response:

The relevant pages of the Company’s prospectus were filed as Exhibits 99.1 through 99.3 to the Company’s Annual Report on Form 10-K through incorporation by reference to prior paper filings in accordance with Rule 12b-32 of the Exchange Act.  With the Company’s next Annual Report on Form 10-K, the Company will file the relevant pages of the Company’s prospectus as exhibits on EDGAR, and thereafter it will incorporate the information by reference to such Annual Report in accordance with Rule 12b-32 of the Exchange Act.

Item 1.A Risk Factors, page 3

2.	Please update your risk factor section. Additional risks may include, but are not limited to the following:
a.	Impact of current market conditions;
b.	Ability to refinance in current market;
c.	Inability of tenants to pay rent in light of current market conditions;
d.	Known environmental problems on your properties;
e.	Known compliance issues with the Americans with Disabilities Act;
f.	Risk of law suits from tenants or guests for injury on properties;
g.	Known changes in surrounding real estate that may impact value of property;
h.	Known deficiencies in insurance coverage; and
i.	Reductions in funding.

As noted above, this list is not intended to be all-inclusive.  Please review your risk factors and revise your disclosure to address material risks.

The Company’s response:

As discussed in the Tax Credit Business Summary above, the Company’s investors do not have, and never had, an expectation of deriving any material value through cash distributions from the operation or disposition of the Properties owned by the Local Partnerships.  Risks of the type identified by the Staff (particularly those that relate to the tenants, environmental problems and compliance issues) generally impact the operating or resale value of the Properties.  These risks would be of relevance to investors during the Compliance Period of a Property, primarily because they could affect the ability to qualify the Property for the Tax Credit program.  With the expiration of all Compliance Periods, that is no longer the case.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

The Company has continued to provide some risk factor disclosure in order to maintain consistency with prior filings.   In order to comply with the additional risk factor specificity suggested by the Staff’s comment, the Company would be required to undertake a comprehensive poll of each of the Local Partnerships.  The Company neither controls nor operates the Properties or the Local Partnerships.  The effort and expense to gather the necessary information would be considerable, and the benefit to investors would be minimal, as discussed.

In addition, the Company is a smaller reporting company.  The Staff’s attention is directed to Item 1A of Form 10-K and the Commission’s Release Nos. 33-8876; 34-56994; 39-2451 titled “Smaller Reporting Company Regulatory Relief and Simplification.”   As a smaller reporting company, the Company is not subject to the risk factor disclosure of Item 503(c) of Regulation S-K in its Form 10-K filings.  For consistency with prior filings, the Company has elected to provide certain risk factor disclosures.  The Company respectfully submits however, that the additional risk factor disclosure suggested by the Staff should not be required of a smaller reporting company that is not subject to mandated risk factor disclosure in the first instance.

Item 2.  Properties, page 5

3.
We note your disclosure in the risk factor on page 4 that the Compliance Period is for a minimum of fifteen years and that compliance may be extended beyond this period.  Please disclose the properties that are subject to the extended use provisions and disclose the amount of time remaining that these properties must remain in compliance.

The Company’s response:

The Compliance Period is the period of time during which a Property must comply with low income housing usage requirements in order to qualify for Tax Credits.  Even though the Tax Credits are distributed over a 10 year period, if a Property fails to maintain compliance during a subsequent five year period, a portion of the previously awarded Tax Credits may be forfeited.  After the conclusion of the Compliance Period, previously awarded Tax Credits are secure regardless of what transpires with respect to the Property.

In addition to the Compliance Period governing the award and retention of Tax Credits, the Properties are often subject to contractual arrangements with local governments pursuant to which the Properties must continue to observe use restrictions for a more extended period of time.  Insofar as relevant to investors in the Company, these extended use restrictions affect only the resale potential of the Properties.  Because of these restrictions, the universe of buyers and the price that the Properties may fetch are limited.  Investors that have already received their now-secure Tax Credits and who, for reasons discussed, do not have an expectation of receiving material proceeds from the resale of the Properties should have little interest in the terms of the extended use provisions.

In contrast, the burden on the Company of the disclosure requested by the Staff would be substantial.  The Company is not now, and has never been, in possession of the contracts between the Local Partnerships and the local governments containing the extended use provisions.  The Company would have to obtain these documents from the general partners of the Local Partnerships, and the Company suspects that the documents are not readily available even to the general partners.  Assuming it could obtain the documents, the Company would have to invest legal resources in the interpretation of the contracts using counsel who were not involved in their negotiation and drafting.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

The Company has provided and will continue to provide qualitative disclosure relating to the extended use provisions that affect the Properties.  In future filings, the Company will clarify the difference between the Tax Credit Compliance Period and the contractual extended use provisions.  The Company respectfully submits, however, that a quantitative analysis of the extended use provisions applicable to the Properties would entail unjustifiable effort and expense, without material benefit to the Company’s investors for whom the extended restrictions have little economic consequence.

4.
Please revise the table on pages 6 through 8 to identify the properties that are not held in fee and the properties that are subject to any major encumbrance.  Briefly describe how the properties are held and disclose material terms of any encumbrance.  Refer to Item 102 of Regulation S-K.

The Company’s response:

The Local Partnerships that directly hold the Properties in which the Company is invested own the Properties in fee.  The Company has no objection to making this disclosure in future filings, to the extent it is not already readily apparent from the existing description of the business of the Company.  Beyond that, for the reasons stated below, the Company respectfully submits that no additional disclosures concerning the Properties and their financing arrangements are warranted.

The Company has reviewed Items 102 of Regulation S-K, including Instruction 2 thereof which refers to Instruction 1 of Item 101 of Regulation S-K.  Item 102 requires a description of the Company’s “materially important physical properties,” and the Company is instructed that in “determining whether properties should be described, the registrant should take into account both quantitative and qualitative factors” such as “the significance of the matter to the registrant”, the “impact of the matter” and “what information is “material to an understanding of the registrant’s business taken as a whole.”

As discussed above and in the Tax Credit Business Summary, investors in the Company have received all of their allotted Tax Credits, those Tax Credits are no longer subject to recapture and certain investors may be able to utilize passive losses from their investment in the Company, either currently or upon the Company’s liquidation.  The investors have little economic interest in the operation of the Properties, and no reasonable expectation of receipt of any meaningful amount of cash flow from the operation of the Properties or upon their disposition.   As such, the details of the mortgages encumbering the Properties, beyond those which are already provided in the Annual Report on Form 10-K, are of significance neither to the Company nor its investors.

The Company also notes that the information suggested by this comment is essentially what would be required to be disclosed in response to Rules 5.04 and 12-29 of Regulation S-X.  As a smaller reporting company, the Company is exempt from providing the disclosure required by these rules.  It does not seem sensible that the Company should be required to furnish pursuant to Item 102 of Regulation S-K information that it is exempt from providing in response to Regulation S-X.

In the past, the Company provided a summary description of the Properties in its annual reports in order to provide a general level of understanding of the Properties to the Company’s investors.  Following the expiration of the Compliance Period, when this information has become less relevant to investors, the Company has continued to provide this information for the sake of consistency.  The Company respectfully submits, however, that it should not, at this late stage in the life cycle of the Company, be required to provide the enhanced disclosures suggested by the Staff that are of little consequence to investors.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

5.
For each material property, please revise the table to disclose the square footage of each property, the percentage of units rented, average annual rent, average annual subsidy payments, and when each property was purchased.  We also note that certain properties or interests have been sold.  Please add disclosure to the footnotes to disclose the price the property or interest was sold for and whether there was any gain or loss on the sale.

The Company’s response:

The Company respectfully refers the Staff to its response to comment number 4, which is equally applicable to this comment (with the exception of the discussion of Rules 5.04 and 12-29 of Regulation S-X).  The information enumerated by the Staff in this comment—percentage of units rented, average annual rent, average annual subsidy payments—is the kind of disclosure that should be of interest to a typical real estate investor looking to profit from a property’s operations or resale.  As discussed, investment in the Company was driven by tax considerations and objectives to which this information is not material.

The Company has historically disclosed certain information about the Properties in which it is invested—number of units, size of capital contribution, size of mortgage and brief descriptive subsidy information—in order to provide investors with a general picture of the Company’s investee Local Partnerships.  Certain other financial information regarding the Company’s investment in the Local partnerships is provided in note 5 to the Company’s audited financial statements appearing in its Annual Report on Form 10-K.  The additional, more detailed information called for by the Staff, the Company respectfully submits, is not required based on the materiality standard of Item 102 of Regulations S-K.  The Company has no objection to including the year of the Company’s acquisition of the Local Partnership interests in future filings, although it is unclear why this would be of material interest to investors.

The Company provides information regarding disposition of Properties and/or interests in the respective Local Partnerships in the MD&A section and in note 5 to the Company’s audited financial statements appearing in its Annual Report on Form 10-K.  The Company provides disclosure concerning the proceeds received by the Company upon such a sale and whether the Company recognized a gain or loss on the sale, and the Company intends to continue to do so.  The Company does not believe, however, that the sale price for the Property received by the Local Partnership is material to investors, since only a small portion of the sale price would be likely to be distributed to the Company.  The same can be said for gain or loss that the Local Partnership recognizes on the disposition.  For example, in the most recent sale of the Hilltop North Associates property in 2005, the Company received none of the disposition proceeds and there was no impact of the sale on the Company’s financial statements.

6.
For each material property, please disclose whether there are any plans to improve or renovate any of the properties and, if so, the estimated costs and the proposed method of financing.  If there are no plans of this nature, please disclose this.

The Company’s response:

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

The Company again respectfully refers the Staff to its response to comment number 4, which is equally applicable to this comment (with the exception of the discussion of Rules 5.04 and 12-29 of Regulation S-X).

The Company itself has no plans to improve or renovate any of the Properties, and neither the Company nor its affiliates participate in any such planning at the Local Partnership level.  The Company submits, however, that any such plans would not be material to the Company’s investors under the standard of Item 102 of Regulation S-K, particularly at the current late stage of the Company’s life cycle.  Improvements and renovations might be relevant to compliance with extended use provisions of the Properties or the ordinary course of their operations and cash flows.  As discussed, the Company’s investors have no material interest in any of these matters.  Also, the Company would not expect to provide any financial support for improvements or renovations to the Properties were the general partners of the Local Partnerships to determine to undertake such a project.  The Company respectfully submits, therefore, that the disclosures suggested by this comment are not required by Form 10-K and would not be of material benefit to investors.

7.	Please disclose whether each material property is adequately covered by insurance. If not, please add a risk factor to address this.

The Company’s response:

The Company again respectfully refers the Staff to its response to comment number 4, which is equally applicable to this comment (with the exception of the discussion of Rules 5.04 and 12-29 of Regulation S-X).

The insured status of a Property may have been relevant to investors during the Compliance Period for the Property, when an uninsured casualty event could have resulted in the loss or forfeiture of Tax Credits.  At the current stage of the Company’s life cycle, where all Tax Credits have been awarded and are non-forfeitable, and where the Company has written down the substantial majority of its investment in the Local Partnerships (see note 5 to the Company’s audited financial statements in its Annual Report on Form 10-K), investors would be largely indifferent to a casualty event at the Local Partnership level.  As discussed, they have no expectation of cash distributions from operations and little, if any, expectation of cash distributions from resale.  The Company respectfully submits, therefore, that the disclosures suggested by this comment do not meet the materiality standard of Item 102 of Regulation S-K, are not required by Form 10-K and would not be of material benefit to investors.

Part II, page 9

Item 7.  Management’s Discussion and Analysis…page 10

Local Partnership Matters, page 12

8.
We note your disclosure that the General Partner intends to sell or assign your interests in the local partnerships subsequent to the expiration of the respective compliance periods.  We note your disclosure that the Compliance Period had expired for all of the local partnerships.  Please disclose the steps that the general partner has taken to sell or assign these interests.  Also explain what business the Registrant intends to conduct after its interests have been sold or assigned.  For example, will the Registrant liquidate or dissolve, or will it acquire other real estate interests?  In addition, please include any related risk factors in the risk factors section.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

The Company’s response:

As discussed in the Tax Credit Business Summary above, the Company believes that it is in the interest of its investors to liquidate the Company upon the final disposition of its interests in the Local Partnerships.  Accordingly the Company does not intend to conduct any business following the time that is has disposed of the last remaining Local Partnership interest.

While the Company may dispose of its interests in the Local Partnerships through a sale of those interests, in the Company’s experience the disposition of the interests occurs, and is expected in the future to occur, in connection with a disposition by the Local Partnership of its respective Property.  Generally, the Company has the right, following the conclusion of the Compliance Periods, to require the general partners of the Local Partnerships to sell their Properties.  If the local general partners are unable to find a buyer, the Company has the right to attempt to identify a buyer.  Consistent with its intention to liquidate, the Company has served a demand on the general partners of all remaining Local Partnerships to commence a sale process.

Information on the disposition of the Company’s interests in the Local Partnerships has been, and will continue to be provided, in the MD&A section of the Company’s Annual Report on Form 10-K and in note 5 to the included audited financial statements.  In response to the comment of the Staff, the Company intends to provide disclosure concerning the status of Properties or Local Partnership interests in the process of disposition, to the extent this information is known to the Company and can be disclosed consistent with any applicable confidentiality arrangements.

Financial Statements

Note 5 Investment in Local Partnerships, page 30

9.
We noted that you have disclosed financial information for all of your investees on a combined basis.  Please explain to us how your disclosure complies with Rule 8-03(b)(3) of Regulation S-X as it requires summarized financial data for those investees that meet the significance threshold as defined in the referenced rule.

The Company’s response:

The Company has one equity investee, North Hills Farms Limited Partnership, that exceeded the 20% level of significance.  Please note that the Company has provided full audited financial statements for this entity.  In addition to the disclosure provided, the Company will provide summarized financial information pursuant to Rule 8-03(b)(3) of Regulation S-X in all future filings.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

Part III, page 38

Item 10.  Directors and Executive Officers of the Registrant, page 38

10.	Please provide disclosure regarding the experience of Mr. Krafnick in accordance with Item 401 of Regulation S-K.

The Company’s response:

Future filings will include the following disclosure:

Charles Krafnick, age 47, is the Assistant Treasurer of Richman Tax Credits.  Mr. Krafnick, the Assistant Treasurer of Richman Group, has been employed by Richman Group since 1994 and is engaged primarily in the finance operations of Richman Group.  In addition, Mr. Krafnick is the Assistant Treasurer of Richman Asset Management, Inc. (“RAM”), an affiliate of Richman Tax.  Mr. Krafnick's responsibilities in connection with RAM include various finance and partnership management functions.

Item 12.  Security Ownership of Certain Beneficial Owners and Management… page 39

11.	Please provide the disclosure required by Item 403 of Regulation S-K in the manner prescribed by this section. For example, please include any securities owned by the General Partner, if applicable.

The Company’s response:

The Company has reviewed the disclosure requirements of Item 403 of Regulation S-K, including the disclosure requirements with respect to the beneficial ownership of management.  As noted in the Annual Report, all management activities of the Company are provided by the General Partner, through its general partner.  Neither that general partner nor any of the officers or the sole director of that general partner own any Units of Limited Partnership Interest, and in future filings the Company will so indicate.

Exhibits

12.
We note that you have incorporated agreements by reference to your quarterly and annual reports.  Please review the dates provided for these reports and revise to provide the correct filing date.  For example, we note that a 10-Q was not filed on September 29, 2004.

The Company’s response:

In the list of exhibits to the Annual Report, it was the Company’s intention to identify periodic reports by the end date of the period covered by such reports. In future filings, the Company will clarify that the dates refer to the period ending dates of the reports.  We understand this is a common practice among reporting companies (see, e.g., the Annual Reports on Form 10-K for the period ended December 31, 2008 of Exxon Mobil Corporation, General Electric Company, Ford Motor Company and Verizon Communications Corp.).

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

13.	Please file, or incorporate by reference as applicable, all exhibits required by Item 601 of Regulation S-K.

The Company’s response:

Subject to the response to comment number 14, below, the Company believes that it has filed or incorporated by reference all exhibits required by Item 601 of Regulation S-K.

14.	Please file copies of the agreements you have entered into with the General Partner and certain affiliates in accordance with Item 601(b)(10) of Regulation S-K.

The Company’s response:

The Company is a party to—

(i) an Amended and Restated Partnership Agreement dated as of June 28, 1989 (the “Partnership Agreement”) which provides for the payment of certain fees to the General Partner;

(ii) an administrative services agreement dated as of June 28, 1989 (the “Services Agreement”) with its General Partner and a third party which provides for the payment of certain fees to the third party; and

(iii) a deferred fee agreement dated as of August 16, 2001 (the “Deferred Fee Agreement”) which set forth a payment schedule of fees due to the General Partner and the third party.

The Partnership Agreement was filed as an exhibit to the Company’s Prospectus filed pursuant to Rule 424(b)(3) on May 16, 1989.  In the future, it will be incorporated by reference into the Company’s Annual Report on Form 10-K.  The Services Agreement was terminated on November 23, 1999.  The Deferred Fee Agreement will be filed as an exhibit to the Company’s next Annual Report on Form 10-K.

Statement

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters.  Please contact me directly at 203-413-0365 to discuss this in more detail or to provide further clarification or explanation of the responses set forth herein.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 20, 2009

Sincerely,

/s/James Hussey
James Hussey Chief Financial Officer Richman Tax Credits Inc., General Partner of Richman Tax Credit Properties II L.P. General Partner of the Company